Exhibit (a)(5)(i)

SL Industries, Inc. Commences Tender Offer
to Repurchase Up to $20 Million of Shares of Common Stock

MT. LAUREL, N.J., September 15, 2010 — SL Industries, Inc. (Amex: SLI) (the “Company”) today announced that it is commencing a modified “Dutch Auction” tender offer to purchase up to $20 million in shares of its common stock.  The closing price of the Company’s common stock on NYSE Amex Equities on September 14, 2010 was $13.17.

The Company intends to pay for the repurchases with cash on hand and from available borrowings to be made under its existing credit facility.

The tender offer will proceed by way of a “modified Dutch auction,” pursuant to which the Company’s shareholders may tender all or a portion of their common shares (1) at a price of not less than $13.00 and not more than $14.50, in increments of $0.25 per share, or (2) without specifying a purchase price, in which case their common shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, the Company will select the lowest price within the range of prices specified above (the “purchase price”) enabling the Company to purchase the maximum number of shares having an aggregate purchase price not exceeding $20 million. Shareholders will receive the purchase price in cash, without interest, for common shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tender in the event that the aggregate cost to purchase all of the common shares tendered at or less than the purchase price exceeds $20 million. These provisions will be described in the Offer to Purchase relating to the tender offer that will be distributed to shareholders. All common shares purchased by the Company will be purchased at the same price. All common shares tendered at prices higher than the purchase price will be returned promptly to shareholders.

Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, promptly after the expiration of the offer period.  The offer is not contingent upon any minimum number of shares being tendered, and is subject to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to shareholders.  The offer will expire at 12:00 Midnight, New York City Time, on October 13, 2010 (which is the end of the day on October 13, 2010), unless extended by the Company.  Tenders of the Company’s common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.

The information agent for the offer is MacKenzie Partners, Inc. and the depositary for the offer is American Stock Transfer & Trust Company.  None of the Company, its board of directors or the information agent is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer.  Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

IMPORTANT NOTICE: This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of the Company’s common stock.  The tender offer is being made solely by the Offer to Purchase, the related letter of transmittal and other related documents that the Company is sending to its shareholders.  The materials will be filed as exhibits to the Company’s tender offer statement on Schedule TO, which will be filed with the Securities and Exchange Commission, as well as any subsequent amendment or supplement.  These tender offer materials contain important information that investors are urged to read carefully before making any decision with respect to the tender offer.  Each of these documents has been or will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from MacKenzie Partners, Inc. the information agent for the tender offer, by directing such request to: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, telephone (212) 929-5500 or toll-free (800) 322-2885.

About SL Industries

SL Industries, Inc. designs, manufactures and markets power electronics, power motion, power protection, teleprotection and communications equipment and systems that are used in a variety of medical, aerospace, computer, datacom, industrial, telecom, transportation and electric power utility equipment applications. For more information about SL Industries, Inc. and its products, please visit the Company’s web site at www.slindustries.com.

Forward-Looking Statements

This press release contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including the following: the effectiveness of the cost reduction initiatives undertaken by the Company, changes in demand for the Company’s products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, constraints on supplies of critical components, excess or shortage of production capacity, difficulties encountered in the integration of acquired businesses and other risks discussed from time to time in the Company’s filings and reports with the Securities and Exchange Commission. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release.

Contact:
MacKenzie Partners, Inc.
800-322-2885